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NEWS RELEASE



                Regis Corporation Adopts Shareholder Rights Plan
            and Declares Dividend of Preferred Share Purchase Rights


     MINNEAPOLIS, Dec. 24/ PRNewswire/ -- The Board of Directors of Regis Corporation (Nasdaq: RGIS) has adopted a Shareholders Rights Plan and declared a dividend of one Preferred Share Purchase Right on each outstanding share of Regis Corporation common stock.
     Paul Finkelstein, Chief Executive Officer of Regis Corporation, stated "The Plan and the Rights are designed to assure that all of Regis' stockholders receive fair and equal treatment in the event of any proposed takover of the Company, to enable the stockholders to realize the long-term value of their investment in the Company, and to guard against partial tender offers, squeeze-outs, open market accumulations and other abusive tactics to gain control of Regis without paying all stockholders a control premium."
     Mr. Finkelstein noted that the Rights Plan had not been adopted in response to any known attempt to gain control of the Company.
     The Rights become exercisable only following the acquisition by a person or group, without the prior consent of the Regis Board, of 20% or more of the Company's voting stock, or following the announcement of a tender offer or exchange offer to acquire any interest of 20% or more. If the Rights become exercisable, they entitle all holders, except the take-over bidder, to purchase stock in the Company at a bargain price. The Rights will not prevent a takeover, but should encourage anyone seeking to acquire the Company to negotiate with the Board prior to attempting a takeover.
     Effective as of the close of business on December 23, 1996, the Rights are implicitly attached to all shares of the Company's common stock. Because the Rights are not currently exercisable and have no current value, certificates representing the Rights will not be issued at this time; the Rights will trade with and be represented by the common stock certificates. The Rights distribution is not taxable to stockholders.
     Regis Corporation, based in Minneapolis, is the largest owner, operator and franchisor of hair and retail product salons in the world. Regis currently operates and franchises 3,187 salons in six divisions (Regis Hairstylists, Supercuts, MasterCuts, Trade Secret, Wal-Mart, and International) and has more than 25,000 employees worldwide.


SOURCE    Regis Corporation
     -0-                      12/24/96
     /CONTACT: Paul D. Finkelstein, Frank E. Evangelist or Randy L. Pearce of Regis Corporation, 612-947-7000; or David Walke, June Filingeri or Melissa Garelick, or Press Contact: Stacy Berns or Suzanne Miller, of Morgan-Walke Associates, 212-850-5600/

     (RGIS)

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                                  EXHIBIT 99.0